SEA OTTER SECURITIES GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period July 27, 2015 (commencment of operations) through December 31, 2015

Members' Equity		
Members' equity July 27, 2015	$	0
Contributions		5,844,056
Net income		749,904
Members' equity, December 31, 2015	$	6,593,960

Confidential Pursuant to SEC Rule 17a5(e)(3)